Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group Declares Preferred Shares Series 26 Dividend

TORONTO, September 1, 2016 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that the Board of Directors declared a dividend of $0.102208 per share on paid-up Class B Preferred Shares Series 26.

The dividend on the Class B Preferred Shares Series 26 is payable on November 25, 2016, to shareholders of record on November 1, 2016.

The above-mentioned dividend on the Class B Preferred Shares Series 26 is designated as an “eligible” dividend for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Frederic Tremblay, Montreal, frederic1.tremblay@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com